Hudbay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting') of Hudbay Minerals Inc. (the "Corporation") held on May 17, 2021. All matters voted upon at the Meeting were voted upon by proxy and electronic ballot.

Each of the matters voted upon is described in greater detail in the Corporation's Management Information Circular (the "Circular") that was made available to shareholders prior to the Meeting.

Item 1:  Election of Directors

At the Meeting, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed. The voting results are set forth in the table below:

Voting Results

Director	Number of Votes FOR	Number of Votes Withheld	Percentage of Votes FOR

Carol T. Banducci	193,235,851	925,004	99.52%
Igor A. Gonzales	190,799,304	3,361,551	98.27%
Richard Howes	192,979,327	1,181,528	99.40%
Sarah B. Kavanagh	193,643,555	517,300	99.73%
Carin S. Knickel	192,892,377	1,268,478	99.35%
Peter Kukielski	193,493,754	667,101	99.66%
Stephen A. Lang	190,464,899	3,695,956	98.10%
Daniel Muñiz Quintanilla	193,645,172	515,683	99.73%
Colin Osborne	193,587,734	573,121	99.71%
David S. Smith	192,932,000	1,228,855	99.37%

Item 2:  Appointment of Auditor

At the Meeting, Deloitte LLP was re-appointed as auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor's remuneration. The voting results are set forth in the table below:

Voting Results

Number of Votes FOR	Number of Votes Withheld	Percentage of Votes FOR

196,599,130	1,803,023	99.09%

Item 3:  Say on Pay Advisory Vote

At the Meeting, the non-binding advisory resolution to accept the Corporation's approach to executive compensation disclosed in the Circular was approved. The voting results are set forth in the table below.

Voting Results

Number of Votes FOR	Number of Votes Against	Percentage of Votes FOR

184,467,275	9,693,580	95.01%

Date:  May 17, 2021

HUDBAY MINERALS INC.

(signed) Patrick Donnelly

Name: Patrick Donnelly

Title: Vice President and General Counsel